Paul Hastings LLP

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April 11, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Direct Lending LLC - File No. 814-01069

Ladies and Gentlemen:

On behalf of TCW Direct Lending LLC (the “Registrant”), we hereby respond to the oral comments provided on April 6, 2023 to the undersigned by Ms. Valerie J. Lithotomos of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s preliminary proxy soliciting materials, which contained disclosure with respect to the annual meeting of unitholders of the Registrant.

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the proxy statement, unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter.

The Registrant also acknowledges the Staff’s standard disclaimer as expressed as part of the oral comments.

1.	Comment: The proxy materials did not contain a proxy card. Please ensure that the definitive materials include a proxy card that is consistent with the definitive proxy statement.

Response: Comment accepted. The Registrant hereby confirms that the definitive proxy materials will contain a proxy card consistent with those materials.

2.	Comment: Please supplementally confirm that the chairman has the authority to adjourn the meeting if a quorum is not present, as stated on page 1.

Response: Comment acknowledged. The Registrant hereby confirms that the chairman of the meeting of members has the authority to adjourn the annual meeting and to otherwise conduct the affairs of the meeting as described in the proxy materials. The proxy materials expressly disclose and notify the members about how the annual meeting will be conducted in that regard. That practice and related disclosure is permitted, and certainly not prohibited, by the Delaware Limited Liability Company Act and relevant provisions of the Registrant’s Second Amended and Restated Limited Liability Company Agreement effective September 19, 2014 as amended, and as currently in effect

(the “LLC Agreement”). More specifically Section 3.7 of that LLC Agreement allows the Board of Directors to specify the date and time of meetings of members, and as specified in the notice of the meeting. Here, we regard the Board’s approval of the proxy materials and the described meeting processes as permitted and consistent with that LLC Agreement as well as consistent with Section 18-302 of the Delaware Limited Liability Company Act, which allows broad flexibility with respect to provisions concerning voting and the conduct of meetings of members.

3.	Comment: On page 3, with respect to the Board’s recommendations, please expressly state that the Board has made no recommendation with respect to proposal for the extension of the Company’s term.

Response: Comment accepted. The Registrant will add disclosure substantially similar to the following in that section: “The Board was not requested to make a recommendation with respect to Proposal 3 and, therefore, has not made any recommendation (either FOR or AGAINST) with respect to Proposal 3 regarding the extension of the Company’s term.”

4.	Comment: On page 5 with respect to the question “Who Pays for this solicitation of proxies?” please also refer to email in the answer as a means of solicitation (in addition to mail, telephone, etc.).

Response: Comment accepted. The Registrant will revise that disclosure accordingly to read as follows (new text underlined): “In order to obtain the necessary quorum at the Meeting, additional solicitation may be made by mail, email, telephone, telegraph, facsimile or personal interview by representatives of the Company, or by brokers, or their representatives or by a solicitation firm that may be engaged by the Company to assist in proxy solicitations.”

5.

Comment: Under proposal 2, please supplementally provide support for the statement that the Audit Committee may change the independent auditors if they have been ratified by the members under that proposal.

Response: Comment acknowledged. Under Section 3.4.1(h) of the LLC Agreement, the Board has the authority to discharge the independent auditors, and such discharge would also be permitted by the engagement letter for the independent auditors. As long as that right of the Board is not expressly revoked by an amendment to the LLC Agreement, the Board will continue to have that right and it is appropriate for these proxy materials to disclose that possibility, even if highly unlikely.

6.	Comment: Please complete the various blanks remaining in the preliminary proxy materials before submitting the final proxy materials.

Response: Comment accepted. The Registrant will complete the missing items, such as dates.

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: TCW Investment Management Company LLC

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